Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

A FACT SHEET PREPARED BY McDATA CORPORATION, A DELAWARE CORPORATION (“McDATA”), FOR USE BY McDATA’S MANAGERS IN COMMUNICATIONS WITH McDATA EMPLOYEES:

Brocade/McDATA One-Page Fact Sheet

•	On Aug. 8, Brocade announced its intention to acquire McDATA in a stock transaction valued at approximately $4.61 per McDATA share.

•	The value of the transaction (based on closing prices on Aug. 7) is approximately $713 million.

•	The Brocade and McDATA Board of Directors have approved the transaction.

•	Under the terms of the agreement, McDATA class A and class B stockholders will receive 0.75 of a share of Brocade common stock for each McDATA share they own. For example, if you have 1,000 options of class A stock today granted at $5 a share, at closing you’ll receive 750 shares of Brocade stock at an exercise price of $6.67.

•	Currently, the acquisition is expected to close as soon as Brocade’s 1st fiscal quarter of 2007, subject to obtaining approval from both Brocade and McDATA stockholders and regulatory approvals. Once approved, McDATA will be fully integrated into the Brocade Corporation.

•	The combined company will:

•	Accelerate the pace of innovation to deliver next generation solutions to address customers’ information management challenges.

•	Create a broader range of solutions and services that protect and extend customers’ existing investments in SAN infrastructure.

•	Benefit OEM partners by reducing operational costs, accelerating investment in differentiated solutions to jointly develop new markets, and delivering higher levels of support and service.

•	Generate significant synergies — $100 million in annualized expense savings by the fourth quarter of combined operations.

•	This transaction will deliver significant benefits to customers, shareholders and partners.

•	Together, the combined company will be able to provide customers:

•	A broad range of solutions that protect and extend the billions of dollars of investments our customers have made in networked storage

•	The interoperability and management unification they’ve been asking for

•	An acceleration in the pace of innovation to deliver new, meaningful solutions to address their ongoing information management challenges.

•	Partners will benefit as they’ve been asking us to help them create new market opportunities, streamline their qualification process and reduce their costs, and provide higher levels of valued added support and services.

•	Shareholders will benefit as the company will have the skills and resources, and provide the opportunity to achieve greater scale to support a level of investment that will continue to drive technology advances in the industry. We anticipate cost synergies of $100 million in annualized expense savings by the fourth quarter of combined operations.

•	Brocade and McDATA are combining to create a company that can leverage the competitive advantages, product breadth, build stronger momentum, and ultimately address the needs of our joint customers in an ever demanding and fast changing industry space.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.